UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Knoll, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

498904200

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498904200	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,719,609
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,719,609

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,719,609
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.35%
14.	TYPE OF REPORTING PERSON

IA; OO

CUSIP No. 498904200	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,719,609
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,719,609

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,719,609
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.35%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 498904200	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON:

Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,719,609
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,719,609

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,719,609
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.35%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 498904200	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON:

Alec N. Litowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,719,609
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,719,609

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,719,609
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.35%
14.	TYPE OF REPORTING PERSON

HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Shares”), of Knoll, Inc., a company incorporated in Ohio (the “Company”). The principal executive offices of the Company is 1235 Water Street, East Greenville, PA 18041.

Item 2.	identity and background

(a)        The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)       The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)        Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 2,719,609 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $65,437,413.02 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 2,719,609 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed on May 7, 2021 that 50,812,680 Shares were issued and outstanding as of May 6, 2021.

(a)       As of the close of business June 10, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,719,609 Shares, which consisted of (i) 1,518,885 Shares held for the benefit of PRA Master Fund, (ii) 859,996 Shares held for the benefit of Constellation Fund; and (iii) 340,728 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.35% of the Shares.

(b)       As of the close of business June 10, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,719,609 Shares, which consisted of (i) 1,518,885 Shares held for the benefit of PRA Master Fund, (ii) 859,996 Shares held for the benefit of Constellation Fund; and (iii) 340,728 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.35% of the Shares.

(c)        Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NYSE and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on April 22, 2021:

On April 19, 2021, Knoll, Inc., a Delaware corporation (“Knoll”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Herman Miller, Inc., a Michigan corporation (“Herman Miller”), and Heat Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Herman Miller (“Merger Sub”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will be merged with and into Knoll (the “Merger”), with Knoll being the surviving corporation in the Merger, and, (b) at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $0.01 per share, of Knoll (“Knoll Common Stock”) (excluding shares exercising dissenters rights, shares owned by Knoll as treasury stock, shares owned by the deal parties or their subsidiaries, or shares subject to Knoll restricted stock awards) will be converted into the right to receive (i) $11.00 per share in cash, without interest (the “Cash Consideration”) and (ii) 0.32 (the “Exchange Ratio”) shares of common stock of Herman Miller (together with the Cash Consideration, the “Merger Consideration”).

The Merger Agreement does not provide for the payment of any consideration with respect to the issued and outstanding shares of preferred stock, par value $1.00 per share, of Knoll (“Knoll Preferred Stock”), which shares will be purchased by Herman Miller pursuant to the terms of a stock purchase agreement (the “Preferred Stock Purchase Agreement”) entered into between Herman Miller and Furniture Investments Acquisitions S.C.S., the holder of all of the outstanding shares of Knoll Preferred Stock (the “Series A Holder”), concurrently with the execution of the Merger Agreement.

(d)       No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.              contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management. Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 12, 2021 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2021

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
4/19/2021	787,100	22.95163 (3)
4/20/2021	196,775	23.20562 (4)
4/21/2021	147,581	23.31498 (5)
4/22/2021	154,960	23.49410 (6)
4/23/2021	4,132,815	24.03205(7)
4/23/2021	700	24.27143(8)
4/26/2021	115,114	23.91446(9)
5/3/2021	85,054	24.31604(10)
5/4/2021	92,993	24.43349(11)
5/5/2021	95,472	24.45125(12)
5/6/2021	117,295	24.48785(13)
5/7/2021	140,754	24.46661(14)
5/10/2021	65,685	25.03180(15)
5/11/2021	52,548	24.70364(16)
5/12/2021	105,154	25.00217(17)
5/13/2021	105,041	24.75499(18)
6/1/2021	81,172	26.65917(19)
6/2/2021	25,623	26.82499(20)
6/3/2021	58,037	26.68768(21)
6/4/2021	10,186	26.78944(22)
6/7/2021	74,724	27.07611(23)
6/8/2021	5,071	26.85482(24)
6/9/2021	30,298	27.01567(25)
6/10/2021	301	27.24332(26)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $22.95163 per share, at prices ranging from $22.65 to $23.19 per share.

(4) Reflects a weighted average purchase price of $23.20562 per share, at prices ranging from $23.06 to $23.43 per share.

(5) Reflects a weighted average purchase price of $23.31498 per share, at prices ranging from $23.11 to $23.47 per share.

(6) Reflects a weighted average purchase price of $23.49410 per share, at prices ranging from $23.19 to $23.74 per share.

(7) Reflects a weighted average purchase price of $24.03205 per share, at prices ranging from $23.26 to $24.26 per share.

(8) Reflects a weighted average purchase price of $24.27143 per share, at prices ranging from $24.27 to $24.28 per share.

(9) Reflects a weighted average purchase price of $23.91446 per share, at prices ranging from $23.66 to $24.65 per share.

(10) Reflects a weighted average purchase price of $24.31604 per share, at prices ranging from $24.01 to $24.515 per share.

(11) Reflects a weighted average purchase price of $24.43349 per share, at prices ranging from $24.27 to $24.50 per share.

(12) Reflects a weighted average purchase price of $24.45125 per share, at prices ranging from $24.25 to $24.575 per share.

(13) Reflects a weighted average purchase price of $24.48785 per share, at prices ranging from $24.375 to $24.66 per share.

(14) Reflects a weighted average purchase price of $24.46661 per share, at prices ranging from $24.265 to $24.58 per share.

(15) Reflects a weighted average purchase price of $25.03180 per share, at prices ranging from $24.80 to $24.275 per share.

(16) Reflects a weighted average purchase price of $24.70364 per share, at prices ranging from $24.56 to $24.805 per share.

(17) Reflects a weighted average purchase price of $25.00217 per share, at prices ranging from $24.6775 to $25.42 per share.

(18) Reflects a weighted average purchase price of $24.75499 per share, at prices ranging from $24.43 to $24.98 per share.

(19) Reflects a weighted average purchase price of $26.65917 per share, at prices ranging from $26.25 to $26.99 per share.

(20) Reflects a weighted average purchase price of $26.82499 per share, at prices ranging from $26.72 to $26.95 per share.

(21) Reflects a weighted average purchase price of $26.68768 per share, at prices ranging from $26.56 to $26.85 per share.

(22) Reflects a weighted average purchase price of $26.78944 per share, at prices ranging from $26.73 to $26.88 per share.

(23) Reflects a weighted average purchase price of $27.07611 per share, at prices ranging from $26.67 to $27.18 per share.

(24) Reflects a weighted average purchase price of $26.85482 per share, at prices ranging from $26.80 to $26.94 per share.

(25) Reflects a weighted average purchase price of $27.01567 per share, at prices ranging from $26.71 to $27.10 per share.

(26) Reflects a weighted average purchase price of $27.24332 per share, at prices ranging from $27.24 to $27.25 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 12, 2021, among the Reporting Persons.